UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 3)*

Under the Securities Exchange Act of 1934

Navios Maritime Partners L.P.

(Name of Issuer)

Common Units, representing limited partner interests

(Title of Class of Securities)

Y62267409

(CUSIP Number)

Vasiliki Papaefthymiou

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(011) + (377) 9798-2140

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 4, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y62267409

1	NAMES OF REPORTING PERSONS Angeliki Frangou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,039,090 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,039,090 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,039,090 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

The number of Common Units beneficially owned by Ms. Frangou includes 3,183,199 Common Units owned indirectly through N Shipmanagement Acquisition Corp., an entity affiliated with her, as well as 1,489,115 Common Units in aggregate owned indirectly through three other entities affiliated with her. In addition, Olympos Maritime Ltd., an entity affiliated with Ms. Frangou, is the general partner of the Issuer (the “General Partner”). As of March 4, 2024, the General Partner owns 622,296 general partnership units, representing an approximately 2.0% ownership interest in the Issuer based on all outstanding Common Units and general partnership units.

(2)	Based on 30,184,388 Common Units of the Issuer outstanding as of March 4, 2024, based on information provided by the Issuer.

CUSIP No. Y62267409

1	NAMES OF REPORTING PERSONS N Shipmanagement Acquisition Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,183,199
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,183,199
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,183,199
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Based on 30,184,388 Common Units of the Issuer outstanding as of March 4, 2024, based on information provided by the Issuer.

Explanatory Note

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Schedule 13D filed by Angeliki Frangou on October 26, 2021 (the “Original Schedule 13D”), as previously amended and supplemented by Amendment No. 1 filed on January 11, 2024 and Amendment No. 2 filed on February 13, 2024, relating to the common units (“Common Units”) of Navios Maritime Partners L.P. (the “Issuer”). The Original Schedule 13D together with each of the Amendments thereto is referred to herein as the “Schedule 13D.” Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 5. Interest in Securities of the Issuer.

This Amendment No. 3 amends and restates Item 5(a), (b) and (c) of the Schedule 13D as set forth below:

(a) (b)

As of March 4, 2024, Ms. Frangou beneficially owned a total of 5,039,090 Common Units, or approximately 16.7% of the outstanding Common Units based on 30,184,388 Common Units of the Issuer outstanding as of March 4, 2024, based on information provided by the Issuer. The number of Common Units beneficially owned by Ms. Frangou includes 3,183,199 Common Units owned indirectly through N Shipmanagement Acquisition Corp., an entity affiliated with her, as well as 1,489,115 Common Units in aggregate owned indirectly through three other entities affiliated with her. In addition, as of March 4, 2024, Ms. Frangou beneficially owned 622,296 general partnership units, representing an approximately 2.0% ownership interest in the Issuer based on all outstanding Common Units and general partnership units, through her indirect ownership of the General Partner.

(c)

Information concerning transactions in the Common Units effected by the Reporting Persons since the filing of Amendment No. 2 is set forth on Schedule B hereto and is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2024

/s/ Angeliki Frangou
Angeliki Frangou

N Shipmanagement Acquisition Corp.

By:	/s/ Sofia Tavla
Name: Sofia Tavla
Title: Secretary

SCHEDULE B

Transactions in Common Units of the Issuer since the Filing of Amendment No. 2

The following table sets forth all transactions in the Common Units effected since the filing of Amendment No. 2 by the Reporting Persons. Unless otherwise noted below, all such transactions were effected by Raymar Investments S.A., an entity affiliated with Ms. Frangou, in the open market through brokers and the price per Common Unit excludes commissions. Where a price range is provided in the column titled “Price Range ($)”, the price reported in the column titled “Price Per Common Unit ($)” is a weighted average price. These Common Units were purchased in multiple transactions at prices between the price ranges indicated in the column titled “Price Range ($)”. The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of Common Units purchased at each separate price.

Date of Purchase	Common Units Purchased	Price Per Common Unit ($)	Price Range ($)
February 15, 2024	20,600	31.55	31.03 – 31.96
February 16, 2024	20,600	31.30	31.13 – 31.41
February 20, 2024	21,734	31.29	30.93 – 31.66
February 21, 2024	26,400	32.27	31.73 – 32.73
February 22, 2024	26,400	33.14	32.75 – 33.43
February 23, 2024	26,400	33.60	33.33 – 33.81
February 26, 2024	31,000	33.35	32.79 – 33.57
February 27, 2024	31,000	33.61	33.28 – 33.84
February 28, 2024	31,000	34.24	34.02 – 34.44
February 29, 2024	30,954	34.13	33.97 – 34.48
March 1, 2024	15,947	34.71	34.51 – 34.86
March 4, 2024	35,000	33.99	33.72 – 34.45